SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No.   )

Exceed Company Ltd.

(Name of Issuer)

Ordinary Shares, $0.0001 par value

(Title of Class of Securities)

90212G109

 (CUSIP Number)

Tsui Yuk Mei
New Horizon Capital
Unit 3328, 33/F, China Merchants Tower
Nos. 168-200 Connnaught Road Central, Hong Kong
+852-8100-8125

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 21, 2009

 (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. 90212G109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Windtech Holdings Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,176,781

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,176,781

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,176,781

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.7%

14.	TYPE OF REPORTING PERSON

IV, CO

CUSIP No. 90212G109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

New Horizon Capital III, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,176,781

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,176,781

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,176,781

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.7%

14.	TYPE OF REPORTING PERSON*

IV, PN

CUSIP No. 90212G109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Wisetech Holdings Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)                                                                                                                        ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,451,187

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,451,187

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,451,187

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8%

14.	TYPE OF REPORTING PERSON

IV, CO

CUSIP No. 90212G109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

New Horizon Capital, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,451,187

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,451,187

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,451,187

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8%

14.	TYPE OF REPORTING PERSON*

IV, PN

CUSIP No. 90212G109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Tsui Yuk Mei

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANTTO ITEMS 2(d) OR 2(e)                                                                                                                        ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Hong Kong Special Administrative Region

NUMBEROF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,627,968

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,627,968

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,627,968

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.6%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No. 90212G109

Item 1.    Security and Issuer.

     The name of the issuer is Exceed Company Ltd., a British Virgin Islands company (the "Issuer"). The address of the Issuer's offices is Xidelong Industrial Zone, Jinjiang, Fujian Province, PRC. This schedule relates to the Issuer's ordinary shares, $0.0001 par value (the "Shares").

Item 2.    Identity and Background.

(a-c) This Schedule 13D is being filed by the following persons (each a "Reporting Person" and collectively the "Reporting Persons"): Windtech Holdings Limited, a BVI limited liability company; New Horizon Capital III, L.P., a Cayman Islands limited partnership; Wisetech Holdings Limited, a BVI limited liability company; New Horizon Capital, L.P., a Cayman Islands limited partnership; and Tsui Yuk Mei, the sole director of Windtech Holdings Limited and Wisetech Holdings Limited. The principal business address of Windtech Holdings Limited, Wisetech Holdings Limited, and Tsui Yuk Mei is Unit 3328, 33/F, China Merchants Tower Nos. 168-200, Connnaught Road Central, Hong Kong. The principal business address of New Horizon Capital III, L.P. and New Horizon Capital, L.P. is c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman, KY1-9002, Cayman Islands. Windtech Holdings Limited, New Horizon Capital III, L.P., Wisetech Holdings Limited, and New Horizon Capital, L.P. are investment funds. Tsui Yuk Mei is the sole director of the other four Reporting Persons and an employee of New Horizon Capital Advisors Ltd.

(d) None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Tsui Yuk Mei is a citizen of the Hong Kong Special Administrative Region of the People’s Republic of China.

Item 3.    Source and Amount of Funds or Other Consideration.

Windtech Holdings Limited and Wisetech Holdings Limited acquired the Shares for an aggregate purchase price of $27,500,000 on October 21, 2009.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business including leverage.

 Item 4.    Purpose of Transaction.

The Reporting Persons have acquired Shares for investment. The Reporting Persons evaluate their investment in the Shares on a continual basis. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

The Reporting Persons reserve the right to be in contact with members of the Issuer's management, the members of the Board, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

The Reporting Persons reserve the right to effect transactions that would change the number of Shares they may be deemed to beneficially own.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Board, the Issuer's shareholders and others.

Item 5.    Interest in Securities of the Issuer.

As of the date hereof, Windtech Holdings Limited may be deemed to be the beneficial owner of 2,176,781 Shares, or 11.7% of the Shares of the Issuer, based upon the 18,526,352 Shares outstanding according to the Issuer's registration statement on Form F-1 filed with the SEC on November 23, 2009.

Windtech Holdings Limited has the sole power to vote or direct the vote of 0 Shares; shares the power to vote or direct the vote of 2,176,781 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and shares the power to dispose or direct the disposition of 2,176,781 Shares.

Windtech Holdings Limited specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

As of the date hereof, New Horizon Capital III, L.P. may be deemed to be the beneficial owner of 2,176,781 Shares, or 11.7% of the Shares of the Issuer, based upon the 18,526,352 Shares outstanding according to the Issuer's registration statement on Form F-1 filed with the SEC on November 23, 2009.

New Horizon Capital III, L.P. has the sole power to vote or direct the vote of 0 Shares; shares the power to vote or direct the vote of 2,176,781 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and shares the power to dispose or direct the disposition of 2,176,781 Shares.

New Horizon Capital III, L.P. specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

As of the date hereof, Wisetech Holdings Limited may be deemed to be the beneficial owner of 1,451,187 Shares, or 7.8% of the Shares of the Issuer, based upon the 18,526,352 Shares outstanding according to the Issuer's registration statement on Form F-1 filed with the SEC on November 23, 2009.

Wisetech Holdings Limited has the sole power to vote or direct the vote of 0 Shares; shares the power to vote or direct the vote of 1,451,187 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and shares the power to dispose or direct the disposition of 1,451,187 Shares.

Wisetech Holdings Limited specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

As of the date hereof, New Horizon Capital, L.P. may be deemed to be the beneficial owner of 1,451,187 Shares, or 7.8% of the Shares of the Issuer, based upon the 18,526,352 Shares outstanding according to the Issuer's registration statement on Form F-1 filed with the SEC on November 23, 2009.

New Horizon Capital, L.P. has the sole power to vote or direct the vote of 0 Shares; shares the power to vote or direct the vote of 1,451,187 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and shares the power to dispose or direct the disposition of 1,451,187 Shares.

New Horizon Capital, L.P. specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

As of the date hereof, Tsui Yuk Mei may be deemed to be the beneficial owner of 3,627,968 Shares, or 19.6% of the Shares of the Issuer, based upon the 18,526,352 Shares outstanding according to the Issuer's registration statement on Form F-1 filed with the SEC on November 23, 2009.

Tsui Yuk Mei has the sole power to vote or direct the vote of 0 Shares; shares the power to vote or direct the vote of 3,627,968 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and shares the power to dispose or direct the disposition of 3,627,968 Shares.

Tsui Yuk Mei specifically disclaims beneficial ownership in the Shares reported herein except to the extent of her pecuniary interest therein.

The 3,627,968 Shares were acquired for investment purposes. The Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, or continue to hold the Shares. Moreover, the Reporting Persons may engage in any or all of the items discussed in Item 4 above.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

 Item 7.    Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 1, 2009
(Date)

Windtech Holdings Limited *

By: /s/ Tsui Yuk Mei
Name: Tsui Yuk Mei
Title: Director

New Horizon Capital III, L.P. *

By: /s/ Jianming Yu
Name: Jianming Yu
Title: Director

Wisetech Holdings Limited *

By: /s/ Tsui Yuk Mei
Name: Tsui Yuk Mei
Title: Director

New Horizon Capital, L.P. *

By: /s/ Jianming Yu
Name: Jianming Yu
Title: Director

/s/ Tsui Yuk Mei
Tsui Yuk Mei *

* The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interests therein.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated December 1, 2009 relating to the Ordinary Shares, $0.0001 par value, of Exceed Company Ltd. shall be filed on behalf of the undersigned.

Windtech Holdings Limited *

By: /s/ Tsui Yuk Mei
Name: Tsui Yuk Mei
Title: Director

New Horizon Capital III, L.P. *

By: /s/ Jianming Yu
Name: Jianming Yu
Title: Director

Wisetech Holdings Limited *

By: /s/ Tsui Yuk Mei
Name: Tsui Yuk Mei
Title: Director

New Horizon Capital, L.P. *

By: /s/ Jianming Yu
Name: Jianming Yu
Title: Director

/s/ Tsui Yuk Mei
Tsui Yuk Mei *

* The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.